                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                              -------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2) /1/


                      SYNAPTIC PHARMACEUTICAL CORPORATION
                      -----------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  87156 R 109
                                  -----------
                                 (CUSIP Number)

                                   Hope Flack
                               BVF Partners L.P.
                       333 West Wacker Drive, Suite 1600
                            Chicago, Illinois  60606
                                 (312) 263-7777
                 --------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 26, 1998
                                ----------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 7 Pages)
-----------------------
/1/    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.  87156 R 109                                 Page   2   of   7   Pages
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1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Biotechnology Value Fund, L.P.
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                            [_]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
              7.  SOLE VOTING POWER
  NUMBER OF        -0-
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER
  OWNED BY         515,592
 REPORTING    ------------------------------------------------------------------
  PERSON      9.  SOLE DISPOSITIVE POWER
   WITH            -0-
              ------------------------------------------------------------------
              10. SHARED DISPOSITIVE POWER
                   515,592
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     515,592
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                           [_]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      4.9%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

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CUSIP No.  87156 R 109                                 Page   3   of   7   Pages
-----------------------------                          -------------------------

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    BVF Partners L.P.
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS*
     OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                            [_]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
              7.  SOLE VOTING POWER
  NUMBER OF        -0-
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER
  OWNED BY         1,022,192
 REPORTING    ------------------------------------------------------------------
  PERSON      9.  SOLE DISPOSITIVE POWER
   WITH            -0-
              ------------------------------------------------------------------
              10. SHARED DISPOSITIVE POWER
                   1,022,192
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,022,192
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                           [_]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     9.7%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                          -------------------------
CUSIP No.  87156 R 109                                 Page   4   of   7   Pages
-----------------------------                          -------------------------

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    BVF Inc.
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS*
     WC, OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                            [_]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
              7.  SOLE VOTING POWER
  NUMBER OF        -0-
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER
  OWNED BY         1,022,192
 REPORTING    ------------------------------------------------------------------
  PERSON      9.  SOLE DISPOSITIVE POWER
   WITH            -0-
              ------------------------------------------------------------------
              10. SHARED DISPOSITIVE POWER
                   1,022,192
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,022,192
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                           [_]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     9.7%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
      IA, CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                          -------------------------
CUSIP No.  87156 R 109                                 Page   5   of   7   Pages
-----------------------------                          -------------------------


   This Amendment No. 2 (this "Amendment") relates to the Statement on Schedule 13D dated March 19, 1997, as amended by Amendment No. 1 dated July 9, 1997 (as so amended, the "Statement"), filed with the Securities and Exchange Commission on behalf of BVF Partners L.P., a Delaware limited partnership ("Partners"), Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF") and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the common stock, par value $0.01 per share (the "Stock"), of Synaptic Pharmaceutical Corporation, a Delaware corporation ("Synaptic").

     Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since January 20, 1998, Partners, in its capacity as general partner of BVF, has acquired on behalf of such limited partnership an aggregate number of 55,000 shares of the Stock for an aggregate consideration of $680,625, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has acquired on behalf of such managed accounts an aggregate number of 109,900 shares of the Stock for an aggregate consideration of $1,297,347, utilizing funds under management by Partners pursuant to investment manager agreements between Partners and such managed accounts.

     Item 4 is hereby amended to read in its entirety as follows:

ITEM 4.   PURPOSE OF TRANSACTIONS.

     The sole purpose of the acquisitions and dispositions of the Stock reported herein is and was for investment. The Reporting Persons did not, at the time of such acquisitions or dispositions of the Stock, and do not presently, have any plan to acquire control of Synaptic or to entirely dispose of the Stock. The Reporting Persons may acquire or dispose of additional shares of the Stock from time to time.

     Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 515,592 shares of the Stock, Partners beneficially owns 1,022,192 shares of the Stock and BVF Inc. beneficially owns 1,022,192 shares of the Stock, approximately 4.9%, 9.7% and 9.7%, respectively, of the aggregate number of shares outstanding as of November 5, 1997 (as reported in Synaptic's most recent quarterly statement on Form 10-Q).

                                  SCHEDULE 13D

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CUSIP No.  87156 R 109                                 Page   6   of   7   Pages
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     (b) BVF shares voting and dispositive power over the 515,592 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 1,022,192 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value
Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd.").   ILL10, Palamundo, ZPG
and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is c/o BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the past 60 days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the past 60 days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the last 60 days.

                                  SCHEDULE 13D

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CUSIP No.  87156 R 109                                 Page   7   of   7   Pages
-----------------------------                          -------------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  February 27, 1998

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/ Mark N. Lampert
                    -------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ Mark N. Lampert
               -------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ Mark N. Lampert
          -------------------
          Mark N. Lampert
          President